Exhibit 99.1
Aeterna Zentaris

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com
Press Release
For immediate release

Aeterna Zentaris Announces Effectiveness of $50 Million Shelf Registration Statement for "At-the-Market" Common Share Issuance Programs
All amounts are in US dollars
Québec City, Canada, March 28, 2014 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company") today announced that its shelf registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the "SEC") has been declared effective by the SEC. Under the shelf registration statement, the Company may offer and sell from time to time, in one or more public offerings in the United States, up to $50 million of common shares in one or more "at-the-market" ("ATM") distribution programs, during a 36-month period. The specifics of any particular ATM share issuance program, along with the terms and the use of proceeds of any such common shares offered by the Company will be determined at the time of any such offering and will be described in detail in a prospectus supplement or supplements filed with the SEC at the time of any such offerings.
This press release and the prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in the prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of these documents or that any information that the Company has incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference. The Company's business, financial condition, results of operations and prospects may have changed since those dates.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company's pipeline encompasses compounds at various stages of development. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Contact:
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com